UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                        Under the Securities Act of 1934
                               (Amendment No. 15)

                   Pediatric Services of America, Inc. (PSAI)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    705323103
                                 (CUSIP Number)

                                David Nierenberg
                               The D3 Family Funds
                               19605 NE 8th Street
                                 Camas, WA 98607
                                  360-604-8600
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: |_|

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    619,090 common shares (8.7%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           619,090
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,130 shares (15.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Retirement Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    206,049 common shares (2.9%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           206,049
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,130 shares (15.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Children's Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    43,507 common shares (0.6%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           43,507
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,130 shares (15.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Offshore Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    129,309 common shares (1.8%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           129,309
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,130 shares (15.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     The D3 Family Bulldog Fund, L.P. (David Nierenberg is president of the General Partner, which is Nierenberg Investment Management Company.)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |X|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Washington
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    73,175 common shares (1.0%)
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           73,175
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,071,130 shares (15.0%)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     15.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

Item 1.     Security and Issuer.

            Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929

Item 2.     Identity and Background.

            The D3 Family Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      As we had predicted in our prior filings, we continued making open market purchases of PSAI right up to the company's poison pill limit of 15% of the issued and outstanding shares. If we could buy more we would.

      Our increased investment is predicated on three theses:

      1) We believe that PSAI's board of directors has made a good choice in selecting Dan Kohl to succeed Joe Sansone as the company's CEO. Kohl has substantial experience in all three of PSAI's businesses, a track record of making decisions which preserve and build shareholder value, the leadership skills and stamina to perform well in a demanding position, and strong motivation to succeed.

      2) PSAI's board and management have repeatedly signaled the Street in recent press releases and in their December 14 conference call about their willingness to make significant changes in the company's strategic focus. For some time we have wanted PSAI to sharpen its focus on its very best opportunities, being convinced that improved profitability, growth, and execution usually follow such a decision. We look forward to the creation of shareholder value which should result and believe that this value could be quite substantial relative to the current share price.

      3) The reimbursement climate, though complex and hard to forecast, looks better to us than it had. Changes in federal reimbursement for pharmacy, oxygen therapy, and equipment rental are not as draconian as had been feared. At the state level, most states are enjoying significant improvement in their fiscal health. While the federal government may pressure Medicaid reimbursement levels and practices, Governors, regardless of party or ideology, are mobilizing to protect their constituents. This subject was well covered in a Sunday New York Times front page story on December 26, 2004.

      For all of these reasons we believe that PSAI's current share price is significantly undervalued.

Item 5.     Interest in Securities of the Issuer.

            (a,b) D3 Family Fund, L.P. owns and has sole voting and dispositive power over 619,090 common shares of PSAI.

            (c)       Date          Shares Bought          Price
                      ----          -------------          -----

                    12/14/04             5,900              10.68
                    12/21/04             7,900              11.12
                    12/22/04             1,700              11.07
                    12/23/04               600              11.21
                    12/27/04            77,225              11.15

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.


      December 27, 2004                      /s/ DAVID NIERENBERG
      ---------------                        -----------------------------------
                                             President
                                             Nierenberg Investment Management
                                             Company, Inc., the General
                                             Partner of The D3 Family Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929

Item 2.     Identity and Background.

            The D3 Family Retirement Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      As we had predicted in our prior filings, we continued making open market purchases of PSAI right up to the company's poison pill limit of 15% of the issued and outstanding shares. If we could buy more we would.

      Our increased investment is predicated on three theses:

      1) We believe that PSAI's board of directors has made a good choice in selecting Dan Kohl to succeed Joe Sansone as the company's CEO. Kohl has substantial experience in all three of PSAI's businesses, a track record of making decisions which preserve and build shareholder value, the leadership skills and stamina to perform well in a demanding position, and strong motivation to succeed.

      2) PSAI's board and management have repeatedly signaled the Street in recent press releases and in their December 14 conference call about their willingness to make significant changes in the company's strategic focus. For some time we have wanted PSAI to sharpen its focus on its very best opportunities, being convinced that improved profitability, growth, and execution usually follow such a decision. We look forward to the creation of shareholder value which should result and believe that this value could be quite substantial relative to the current share price.

      3) The reimbursement climate, though complex and hard to forecast, looks better to us than it had. Changes in federal reimbursement for pharmacy, oxygen therapy, and equipment rental are not as draconian as had been feared. At the state level, most states are enjoying significant improvement in their fiscal health. While the federal government may pressure Medicaid reimbursement levels and practices, Governors, regardless of party or ideology, are mobilizing to protect their constituents. This subject was well covered in a Sunday New York Times front page story on December 26, 2004.

      For all of these reasons we believe that PSAI's current share price is significantly undervalued.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Retirement Fund, L.P. owns and has sole voting and dispositive power over 206,049 common shares of PSAI.

            (c)         Date            Shares Bought        Price
                        ----            -------------        -----

                      12/14/04              7,800            10.68
                      12/21/04              3,800            11.13
                      12/22/04              1,000            11.08
                      12/27/04             24,625            11.15

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 27, 2004                      /s/ DAVID NIERENBERG
--------------------                   -----------------------------------------
Date                                   David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of the D3
                                       Family Retirement Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929

Item 2.     Identity and Background.

            The D3 Children's Fund, L.P. is a Washington State limited partnership, whose principal business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      As we had predicted in our prior filings, we continued making open market purchases of PSAI right up to the company's poison pill limit of 15% of the issued and outstanding shares. If we could buy more we would.

      Our increased investment is predicated on three theses:

      1) We believe that PSAI's board of directors has made a good choice in selecting Dan Kohl to succeed Joe Sansone as the company's CEO. Kohl has substantial experience in all three of PSAI's businesses, a track record of making decisions which preserve and build shareholder value, the leadership skills and stamina to perform well in a demanding position, and strong motivation to succeed.

      2) PSAI's board and management have repeatedly signaled the Street in recent press releases and in their December 14 conference call about their willingness to make significant changes in the company's strategic focus. For some time we have wanted PSAI to sharpen its focus on its very best opportunities, being convinced that improved profitability, growth, and execution usually follow such a decision. We look forward to the creation of shareholder value which should result and believe that this value could be quite substantial relative to the current share price.

      3) The reimbursement climate, though complex and hard to forecast, looks better to us than it had. Changes in federal reimbursement for pharmacy, oxygen therapy, and equipment rental are not as draconian as had been feared. At the state level, most states are enjoying significant improvement in their fiscal health. While the federal government may pressure Medicaid reimbursement levels and practices, Governors, regardless of party or ideology, are mobilizing to protect their constituents. This subject was well covered in a Sunday New York Times front page story on December 26, 2004.

      For all of these reasons we believe that PSAI's current share price is significantly undervalued.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Children's Fund, L.P. owns and has sole voting and dispositive power over 43,507 common shares of PSAI.

            (c)   N/A

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 27, 2004                      /s/ DAVID NIERENBERG
--------------------                   -----------------------------------------
Date                                   David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of the D3
                                       Children's Fund L.P.

Item 1.     Security and Issuer.

            Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929

Item 2.     Identity and Background.

            The D3 Offshore Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.  Purpose of Transaction

      As we had predicted in our prior filings, we continued making open market purchases of PSAI right up to the company's poison pill limit of 15% of the issued and outstanding shares. If we could buy more we would.

      Our increased investment is predicated on three theses:

      1) We believe that PSAI's board of directors has made a good choice in selecting Dan Kohl to succeed Joe Sansone as the company's CEO. Kohl has substantial experience in all three of PSAI's businesses, a track record of making decisions which preserve and build shareholder value, the leadership skills and stamina to perform well in a demanding position, and strong motivation to succeed.

      2) PSAI's board and management have repeatedly signaled the Street in recent press releases and in their December 14 conference call about their willingness to make significant changes in the company's strategic focus. For some time we have wanted PSAI to sharpen its focus on its very best opportunities, being convinced that improved profitability, growth, and execution usually follow such a decision. We look forward to the creation of shareholder value which should result and believe that this value could be quite substantial relative to the current share price.

      3) The reimbursement climate, though complex and hard to forecast, looks better to us than it had. Changes in federal reimbursement for pharmacy, oxygen therapy, and equipment rental are not as draconian as had been feared. At the state level, most states are enjoying significant improvement in their fiscal health. While the federal government may pressure Medicaid reimbursement levels and practices, Governors, regardless of party or ideology, are mobilizing to protect their constituents. This subject was well covered in a Sunday New York Times front page story on December 26, 2004.

      For all of these reasons we believe that PSAI's current share price is significantly undervalued.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Offshore Fund, L.P. owns and has sole voting and dispositive power over 129,309 common shares of PSAI.

            (c)        Date      Shares Bought         Price
                       ----      -------------         -----

                     11/08/04         7,700             8.53
                     11/09/04         5,600             8.54
                     11/10/04         3,500             8.55
                     11/22/04         8,000            10.00
                     12/14/04        22,800            10.67
                     12/21/04         2,600            11.13
                     12/27/04        16,575            11.15

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 27, 2004                      /s/ DAVID NIERENBERG
--------------------                   -----------------------------------------
Date                                   David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of the D3
                                       Offshore Fund, L.P.

Item 1.     Security and Issuer.

            Common stock of Pediatric Services of America, Inc. (PSAI) 310 Technology Parkway, Norcross GA 30092-2929

Item 2.     Identity and Background.

            The D3 Family Bulldog Fund, L.P. is a Washington State limited partnership, whose principal Business is investing in the equities of public micro-cap issuers. Located at 19605 N.E. 8th St., Camas, Washington 98607. No convictions or administrative proceedings as described in 2 (d) and (e).

Item 3.     Source and Amount of Funds or Other Consideration

            Source of funds is money invested in the partnership by its partners.

Item 4.     Purpose of Transaction

      As we had predicted in our prior filings, we continued making open market purchases of PSAI right up to the company's poison pill limit of 15% of the issued and outstanding shares. If we could buy more we would.

      Our increased investment is predicated on three theses:

      1) We believe that PSAI's board of directors has made a good choice in selecting Dan Kohl to succeed Joe Sansone as the company's CEO. Kohl has substantial experience in all three of PSAI's businesses, a track record of making decisions which preserve and build shareholder value, the leadership skills and stamina to perform well in a demanding position, and strong motivation to succeed.

      2) PSAI's board and management have repeatedly signaled the Street in recent press releases and in their December 14 conference call about their willingness to make significant changes in the company's strategic focus. For some time we have wanted PSAI to sharpen its focus on its very best opportunities, being convinced that improved profitability, growth, and execution usually follow such a decision. We look forward to the creation of shareholder value which should result and believe that this value could be quite substantial relative to the current share price.

      3) The reimbursement climate, though complex and hard to forecast, looks better to us than it had. Changes in federal reimbursement for pharmacy, oxygen therapy, and equipment rental are not as draconian as had been feared. At the state level, most states are enjoying significant improvement in their fiscal health. While the federal government may pressure Medicaid reimbursement levels and practices, Governors, regardless of party or ideology, are mobilizing to protect their constituents. This subject was well covered in a Sunday New York Times front page story on December 26, 2004.

      For all of these reasons we believe that PSAI's current share price is significantly undervalued.

Item 5.     Interest in Securities of the Issuer.

            (a,b) The D3 Family Bulldog Fund, L.P. owns and has sole voting and dispositive power over 73,175 common shares of PSAI.

            (c)     Date       Shares Bought    Price
                    ----       -------------    -----

                  11/08/04         6,000         8.53
                  11/09/04         4,500         8.55
                  11/10/04         2,500         8.55
                  11/22/04         8,000        10.00
                  12/14/04        17,800        10.67
                  12/21/04         1,700        11.13
                  12/27/04         9,675        11.15

            (d)   N/A

            (e)   N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            N/A

Item 7.     Material to be Filed as Exhibits

            N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 27, 2004                      /s/ DAVID NIERENBERG
--------------------                   -----------------------------------------
Date                                   David Nierenberg
                                       President
                                       Nierenberg Investment Management Company,
                                       Inc., the General Partner of the D3
                                       Family Bulldog Fund, L.P.